RADICA GAMES LIMITED

                              RADICA GAMES LIMITED
                   ANNOUNCES EXPANSION OF FACTORY FACILITIES

FOR IMMEDIATE RELEASE                      CONTACT: JON N. BENGTSON
October  22, 1997                                   (RENO, NEVADA)
                                                    (702) 348 2290

                                                    DAVID C.W. HOWELL
                                                    (HONG KONG)
                                                    (852) 2688 4201



(Hong Kong) Radica Games Limited (NASDAQ RADAF) announced today that due to the growth of their business, they are expanding their factory in Dongguan, Southern China in two phases. The first phase, due to be completed and usable by the end of May 1998, will add 107,000 square feet of factory space and dormitory capacity to accommodate 1,100 additional workers. The second stage to be completed by the end of August 1998 will add a further 108,000 square feet of factory space and accommodation for a further 1,100 workers. It is expected that the total cost will be approximately $3 million.

"We expect to increase our
production capacity by 50% by the end of May 1998 and by 100% by the end of August 1998. This will allow us to remain in control of both our shipping schedules and our ISO 9000 quality," said Bob Davids, C.E.O. of the Company.

"The expansion will increase factory floor area to 448,000 square feet and the increased dormitory facilities will allow us to house and feed a total of approximately 5,000 employees; currently we are close to full capacity with 2,535 employees," said Davids.

                                   -- END --